Date: May 27, 2008

To: Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549
SENT VIA EDGAR

Re:  Sino Gas International Holdings, Inc.
File No. 333-147998
Amendment No. 1 to Form SB-2
Filed on January 22, 2008

Dear Mr. Owings:

On behalf of Sino Gas International Holdings, Inc. ( the “Company”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff's letter, dated February 12, 2008, with respect to Amendment No. 1 to our registration statement on Form SB-2 (the “Registration Statement” or “Prospectus”).  In response to Staff’s comments, we added the financial statement and corresponding Management Discussion & Analysis section (“MD&A”) of the quarter ended March 31, 2008 and deleted the financial statement and corresponding MD&A section for the fiscal year ended December 31, 2005.

We understand and agree that:

•	Sino Gas is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	Sino Gas may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

General

1.
Please be advised that the Commission recently adopted amendments to the reporting obligations of small business issuers. The amendments created a new category of issuer defined as a “smaller reporting company,” which generally includes any company with either less than $75 million in public float, or if public float cannot be calculated, less than $50 million in revenue for the last fiscal year. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov. As a result of the amendments and the creation of the “smaller reporting company,” registration statements for small business issuers, including Form SB-2, have been removed as of February 4, 2008 and smaller reporting companies may elect to utilize scaled disclosure contained in Regulation S-K. Accordingly, any amendments to the Form SB-2 filed by you will need to be filed on Forms S-1 or S-3, as applicable, and you have until August 4, 2008 to determine whether you will keep the disclosure in the current SB-2 format.

Response:

In response to Commission’s comments, we made changes in the caption of the prospectus to state that this form is Amendment No. 2 to S-1 (prior form SB-2) in accordance with Commission Release No. 33-8876.

2.
Please ensure that you update your prospectus so that it reflects information as of a current date. Specifically, please update the Principal Stockholders and Executive Compensation - Board Composition and Committees information so that it reflects information as of a more recent date. Please also update your Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations to include your financial results for the period ending December 31, 2007.

– Page 1 –

Response:

In response to Commission’s comments, we updated our prospectus to reflect information as of a current date. Specifically, we updated the following sections:

On prospectus page 2, we updated the prospectus summary section to reflect our current data.

On prospectus page 15, we updated the market price of common stock section to reflect our current data.

On prospectus pages 19-34, we updated the Management Discussion & Analysis section to include the financial data for the quarter ended March 31, 2008 and the fiscal year ended December 31, 2007.

On prospectus pages 35-37, we updated the business overview section to reflect our current data.

On prospectus page 46, we updated the connection fee data to reflect our current data.

On prospectus page 51, we updated the customer section to reflect our current data.

On prospectus pages 53, we updated our competitor section to reflect our current data.

On prospectus page 55, we updated the pricing of natural gas section to reflect our current data.

On prospectus pages 59-62, we updated the Management and Executive Compensation-Board Composition and Committee information to reflect our current data.

On prospectus pages 65-66, we updated the Principal Stockholders section to reflect our current data.

On prospectus pages F3-57, we updated the Financial Statements to reflect our current data for the quarter ended March 31, 2008 and fiscal year ended Dec. 31, 2007.

Risk Factors, page 4

3.
We note your response to comment seven in our letter dated January 9, 2008. Please revise to elaborate upon this discussion to explain what “retained earnings” means so an investor can understand the impact on you. Specifically, if the term “retained earnings” has the same meaning in both U.S. GAAP and PRC accounting standards, please state this.

Response:

In response to Commission’s comments, we made the following additions to the risk factor on page 9 of the prospectus:

“The “retained earning” has the same meaning under both US GAAP and PRC accounting standards in general, except that under PRC regulations minimum 10% of net profit after tax has to be set aside as the reserve fund, the upper limit of the reserve fund is 50% of the total registered capital of the Company. Only after such set-aside reserve fund is satisfied, can dividends be paid out of retained earnings. Thus, the impact of such set-aside reserve fund on the Company is the restriction upon the Company’s ability to pay dividends to shareholders.”

Management’s Discussion and Analysis or Plan of Operation, page 16

Overview, page 17

4.
We note your response to comment eight in our letter dated January 9, 2008. In this portion of your disclosure please provide a discussion of any known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, discussion in reasonable detail:

– Page 2 –

•	Economic or industry-wide factors relevant to your company, and
•	Material opportunities, challenges, and
•	Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

In response to Commission’s comments, we added the following disclosures on prospectus page 19:

•	Economic or industry-wide factors relevant to our company;

•	Material Opportunities, challenges; and

•	Risk in short and long term and the actions we are taking to address them.

We also added two paragraphs addressing the impact on our liquidity and capital resources (titled “Cash and cash equivalents”) on prospectus page 25.

Liquidity and Capital Resources, page 26

5.
We note your response to comment 11 in our letter dated January 9, 2008. As you appear to be close to agreement on one city and are in talks with at least two additional cities, please revise your disclosure to provide greater detail as to how you will raise the necessary funds for these acquisitions.

Response:

In response to Commission’s comments, we added the following disclosures to our Liquidity and Capital Resources section (titled “Cash and cash equivalents”) on prospectus page 25:

There are various means for us to raise money for potential acquisition, including equity financing, debt financing and domestic bank loan borrowings. We have signed the term sheet for debt offering with one investor planning to raise approximately $20 million for the acquisition of the potential target projects. The definitive agreements are expected to be signed in the second quarter of 2008. Meanwhile, we are in talks with domestic banks on borrowing approximately $20 million.

Organizational History, page 41

6.
We note your response to comment 16 in our letter dated January 9, 2008. We also note that for some acquisitions you disclose whether the transaction is with a related party or not, but not for all your acquisitions. Please revise to disclose whether a transaction is with a related party or not.

Response

In response to Commission’s comments, on prospectus page 40, we made changes to reflect that with the exception of Beijing Chenguang, the rest of acquisitions were not with related parties.

Our Industry, page 42

7.
We note your response to comment 19 in our letter dated January 9, 2008. Please provide us with an index that cross reference the places in your prospectus that cite studies and the information in the studies you have provided to us.

– Page 3 –

Response:

In response to Commission’s comments, we have provided the index to cross reference the places in the prospectus that cite studies as follows:

Exhibit 1 (Total Consumption of Energy and Its Composition-China Statistical Year Book 2006) is the source for prospectus page 41, under the heading “China’s Macro-Economic Environment for the Natural Gas Market”, first paragraph, second line, the percentage numbers, “68.9%, 21.0%, 7.2% and 2.9%”.

Exhibit 2 (Average Annual Energy Consumption for Non-Production Purpose-China Statistical Year Book 2006) is the source for prospectus page 41, same paragraph as above indicated, fifth line, the number of “7.9 billion cubic meters of natural gas”.

Exhibit 3a and 3b (Table of World Consumption of Primary Energy by Energy Types, Energy Information Administration, U.S.) is the source for prospectus page 41, under the heading “China’s Macro-Economic Environment for the Natural Gas Market”, second paragraph, first line, the percentage number “26.5% in 2005”.

Exhibit 4 (Table of China National Development and Reform Commission, April 2007) is the source for prospectus page 41, under the heading “Demand for Natural Gas in China”, fourth line, the numbers of “24.5 billion and 47.9 billion” cubic meters.

Exhibit 5 (Merrill Lynch Report of August 25 2006) is the source for prospectus page 41, same paragraph as in Exhibit 4 above, fifth line, the numbers of “16 billion and 70 billion” cubic meters.

Exhibit 6a and 6b (World Proved Natural Gas Reserves, 1980-2007 Estimates) is the source for prospectus page 41, under the heading “China’s Natural Gas Reserves and Gas Pipeline Infrastructure”, second and third lines, the numbers of “53,325 and 80,000” billion cubic feet.

Exhibit 7 (Table from Institute of Energy Economics of Japan, July 2007) is the source for prospectus page 42, under the heading “Natural Gas Suppliers”, third line, the percentage numbers of “73.7%, 14.1% and 12.2%”.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Yuchuan Liu
Yuchuan Liu

Chairman & CEO

– Page 4 –